Exhibit 99.2

ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

March 31, 2010

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	March 31,	December 31,
	2010	2009
	(Unaudited)

ASSETS

Current
Cash and cash equivalents	$39,326,284	$40,360,436
Receivables	208,277	164,255
Receivables - Ivanhoe Mines	735,452	699,293
Prepaid expenses	676,708	811,431

Total current assets	40,946,721	42,035,415

Deferred costs (Note 13)	669,462	375,216
Investments (Note 4)	2,358,123	2,166,597
Equipment (Note 5)	777,116	770,562
Mineral property interests (Note 6)	374,999	292,608
Other assets	69,568	69,568
Equity investment - joint venture (Notes 4 and 6)	67,920	94,154

Total assets	$45,263,909	$45,804,120

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$645,299	$1,160,912

Loans payable to Ivanhoe Mines (Note 7)	716,919	676,083

Total liabilities	1,362,218	1,836,995

Commitments (Note 12)

Stockholders' equity

Common stock, no par value, unlimited number authorized, (Note 8)	117,616,250	116,599,651
97,482,314 (December 31, 2009 - 97,059,346) issued and outstanding
Additional paid-in capital	15,581,731	15,905,963
Accumulated other comprehensive income:
Unrealized gain on available for sale securities	684,819	563,481
Foreign currency cumulative translation adjustment	796,097	(480,928)
Accumulated deficit during the exploration stage	(90,777,206)	(88,621,042)

Total stockholders' equity	43,901,691	43,967,125

Total liabilities and stockholders' equity	$45,263,909	$45,804,120
Nature of operations (Note 2)

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited)
(Expressed in United States dollars)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009	Inception (July 19,1995) to March 31, 2010

EXPENSES
Depreciation (Note 5)	39,425	37,145	916,531
Write-down of equipment	4,685	-	128,501
Foreign exchange (gain) loss	(9,577)	(14,908)	171,647
Mineral property interests (Notes 6 and 8)	1,108,364	2,015,597	55,957,950
General and administrative (Note 8)	1,032,075	1,775,749	35,406,787
Loss from operations	(2,174,972)	(3,937,399)	(92,581,416)
Interest income	61,419	221,680	4,715,455
Loss from equity investee (Note 4)	(42,611)	-	(578,714)
Fair value adjustment of asset backed commercial paper (Note 4)	-	-	(2,332,531)
Net loss	$(2,156,164)	$(3,715,719)	$(90,777,206)

Comprehensive income (loss):
Net loss	$(2,156,164)	$(3,715,719)	$(90,777,206)
Unrealized gain on available for sale securities (Note 4)	121,338	-	684,819
Foreign currency translation adjustment	1,277,025	(1,303,901)	796,097
Comprehensive income (loss)	$(757,801)	$(5,019,620)	$(89,296,290)

Basic and diluted loss per share	$(0.02)	$(0.04)

Weighted average number of shares outstanding	97,074,346	94,570,231

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited)
(Expressed in United States dollars)
	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity

Balance, March 31, 2009	94,580,898	$112,016,505	$15,073,996	$(8,714,831)	$(75,234,507)	$43,141,163
Shares issued:
Exercise of stock options	50,000	93,453	(44,187)	-	-	49,266
Stock-based compensation	-	-	25,613	-	-	25,613
Foreign currency translation adjustment	-	-	-	3,612,193	-	3,612,193
Unrealized gain on available for sale securities	-	-	-	341,903	-	341,903
Net loss	-	-	-	-	(3,725,832)	(3,725,832)
Balance, June 30, 2009	94,630,898	112,109,958	15,055,422	(4,760,735)	(78,960,339)	43,444,306
Shares issued:
Exercise of stock options	449,500	886,443	(385,812)	-	-	500,631
Mineral property interests	72,500	130,056	-	-	-	130,056
Foreign currency translation adjustment	-	-	-	3,590,242	-	3,590,242
Unrealized gain on available for sale securities	-	-	-	133,638	-	133,638
Net loss	-	-	-	-	(3,620,927)	(3,620,927)
Balance, September 30, 2009	95,152,898	113,126,457	14,669,610	(1,036,855)	(82,581,266)	44,177,946
Shares issued:
Exercise of stock options	1,856,448	3,350,643	(1,620,490)		-	1,730,153
Mineral property interests	50,000	122,551	-	-	-	122,551
Stock-based compensation			2,856,843			2,856,843
Foreign currency translation adjustment	-	-	-	1,031,468	-	1,031,468
Unrealized gain on available for sale securities	-	-	-	87,940	-	87,940
Net loss	-	-	-	-	(6,039,776)	(6,039,776)
Balance, December 31, 2009	97,059,346	116,599,651	15,905,963	82,553	(88,621,042)	43,967,125
Shares issued:
Exercise of stock options	392,968	934,208	(324,232)	-	-	609,976
Mineral property interests	30,000	82,391	-	-	-	82,391
Foreign currency translation adjustment	-	-	-	1,277,025	-	1,277,025
Unrealized gain on available for sale securities	-	-	-	121,338	-	121,338
Net loss	-	-	-	-	(2,156,164)	(2,156,164)
Balance, March 31, 2010	97,482,314	$117,616,250	$15,581,731	$1,480,916	$(90,777,206)	$43,901,691

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in United States dollars)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009	Inception (July 19, 1995) to March 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,156,164)	$(3,715,719)	$(90,777,206)
Items not affecting cash:
Depreciation	39,425	37,145	916,531
Stock-based compensation	-	1,301,221	17,656,876
Fair value adjustment of asset backed commercial paper	-	-	2,332,531
Write-down of equipment	4,685	-	128,501
Escrow shares compensation	-	-	2,001,832
Mineral property interest paid in stock and warrants	-	22,515	4,052,698
Loss from equity investee	42,611	-	578,714
Other items not affecting cash	4,691	-	76,866
Changes in assets and liabilities:
Receivables	(37,746)	(222,865)	(197,143)
Receivables - Ivanhoe Mines	(14,333)	-	(656,127)
Prepaid expenses	154,329	(241,490)	(585,090)
Accounts payable and accrued liabilities	(374,516)	(188,642)	487,010
Net cash used in operating activities	(2,337,018)	(3,007,835)	(63,984,007)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	609,976	-	112,601,711
Share issue costs	-	-	(3,545,920)
Loan payable to Ivanhoe Mines	-	-	376,230
Net cash provided by financing activities	609,976	-	109,432,021

CASH FLOWS FROM INVESTING ACTIVITIES
Deferred acquisition costs	(432,340)	-	(509,439)
Mineral property interest	-	-	(38,219)
Deposits	-	-	(69,568)
Joint venture - Ivanhoe Mines	-	-	(366,595)
Purchase of asset backed commercial paper	-	-	(4,031,122)
Acquisition of equipment	(27,694)	(29,790)	(1,711,779)
Net cash used in investing activities	(460,034)	(29,790)	(6,726,722)

Effect of foreign currency translation on cash and cash equivalents	1,152,924	(1,150,776)	604,992
Change in cash and cash equivalents during the period	(1,034,152)	(4,188,401)	39,326,284
Cash and cash equivalents, beginning of period	40,360,436	45,212,815	-

Cash and cash equivalents, end of period	$39,326,284	$41,024,414	$39,326,284

Cash paid for interest during the period	$-	$-

Cash paid for income taxes during the period	$-	$-

Supplemental disclosure with respect to cash flows (Note 11)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Expressed in United States dollars)

1.	BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2009. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010.

2.	NATURE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act. The Company’s principal business activity is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain per share amounts denoted in Canadian dollars ("C$").

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2009.

4.	INVESTMENTS

Asset Backed Commercial Paper

The Company owns Asset Backed Notes (‘AB Notes’) with a face value of C$4,007,068. The Company has designated the notes as “available for sale” and the notes are recorded at fair value.

During the fiscal quarter, the fair market value of the AB Notes was positively impacted by a number of factors.  The largest impact on price was due to the continued improvement in general corporate credit market conditions over the quarter. In total, all of the bond cohorts shown experienced a decline in yield from the beginning of the quarter to the end.  The decrease in credit risk impacts the intrinsic value of the AB Notes due to a general lowering of default risk and a decrease in the likelihood that credit risk limits built into the AB Notes will be exceeded. Accordingly, the Required Yields on the AB Notes has been generally reduced to reflect easing in the credit markets, which in turn increased their value as at March 31, 2010.

The MAV2 Pooled Notes Classes A-1 and A-2 accrue interest at a rate of 3-month CDOR minus 50 basis points.  In assessing the fair value of the Notes, it has been predicted that they will not pay interest so long as the prevailing market interest rates persist at the currently very low levels.  This assumption was borne out in the payment period ending January 7, 2010, for which no interest was accrued or payable on these Notes.  Based on signals from the Bank of Canada and movements in the interest rate market, we continue to predict that these Notes will not pay interest until mid-2010 or for the next 2 quarterly payment periods.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Expressed in United States dollars)

4.	INVESTMENTS (cont’d...)

Asset Backed Commercial Paper (cont’d...)

During 2010, the Company received a principal pay-down on the A-1 Notes in the amount of $6,297.  This payment resulted from a retroactive adjustment of errors made by the Administrator of the MAV Notes in 2009.  The impact on overall valuation of the portfolio was minimal and considered immaterial.

The impact of these positive factors was an increase in fair market value in the period.  As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be C$2,394,910 as at March 31, 2010 (December 31, 2009 - C$2,267,560).  Accordingly, the Company has recorded an unrealized gain of $121,338 in other comprehensive income (March 31, 2009 - $Nil).

The table below summarizes the Company’s valuation.

Restructuring categories	C$ thousands
MAV 2 Notes	Face value	Mar 31/2010 C$ Fair value estimate*	Dec 31/2009 C$ Fair value estimate	Expected maturity date
A1 (rated A)	1,960,231	1,443,250	1,388,866	12/20/2016
A2 (rated BBB)	1,630,461	890,815	826,653	12/20/2016
B	295,974	59,641	50,836	12/20/2016
C	120,402	1,204	1,205	12/20/2016
Total original investment	4,007,068	2,394,910	2,267,560
* - the range of fair values estimated by the Company varied between C$2.2 million and C$2.6 million
   - the total United States dollars fair value of the investment at March 31, 2010 is $2,358,123 (Dec 31, 2009 - $2,166,597).

We believe we have utilized an appropriate methodology to estimate fair value. However, there can be no assurance that management’s estimate of potential recovery as at March 31, 2010 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines Ltd. (Note 6). At March 31, 2010, the Company’s investment in the joint venture was $67,920 (December 31, 2009 - $94,154). The Company’s share of the loss of the joint venture is $42,611 for the three months ended March 31, 2010 (March 31, 2009 - $Nil).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Expressed in United States dollars)

5	EQUIPMENT

	March 31, 2010			December 31, 2009
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Office equipment	$123,256	$68,774	$54,482	$126,873	$68,095	$58,778
Computer equipment	566,688	293,572	273,116	533,022	265,491	267,531
Field equipment	496,110	227,068	269,042	472,495	210,987	261,508
Buildings	429,453	248,977	180,476	416,734	233,989	182,745
	$1,615,507	$838,391	$777,116	$1,549,124	$778,562	$770,562

6.	MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests are in good standing. A portion of the Shivee Tolgoi licence and all of the Javhlant licence are subject to the joint venture with Ivanhoe Mines.

Lookout Hill

Three licences comprise the Company’s Lookout Hill property located within the South Gobi region of Mongolia.  One of the Company’s wholly-owned Mongolian subsidiaries, Entrée LLC, is the registered owner of the two mining licences (Shivee Tolgoi and Javhlant).  Our other wholly-owned Mongolian subsidiary, Entree Resources LLC, is the registered owner of the Togoot mineral exploration licence.  The Togoot exploration licence had an expiry date of March 30, 2010 but is still valid pending completion of the mining licence application process.  Entrée is actively working to achieve conversion of a significant portion of the Togoot exploration licence to a mining licence.The Company owns a 100% interest in the portions of the licences held outside the Entrée-Ivanhoe joint venture, and 20 or 30% interest in portions held within the Entree-Ivanhoe joint venture.

The Shivee Tolgoi mining license was issued for a 30 year term in October 2009 and has right of renewal for a further two 20 year terms.  The Javhlant mining license was issued for a 30 year term in October 2009 and has right of renewal for a further two 20 year terms.

The total estimated annual fees in order to maintain the Shivee Tolgoi and Javhlant mining licences in good standing is approximately $1,100,000.  Approximately $600,000 of this amount would be recoverable from the joint venture with Ivanhoe Mines, which is described further below.

The Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) in October 2004 with Ivanhoe Mines Ltd. This agreement was subsequently assigned to a subsidiary of Ivanhoe Mines Ltd., Oyu Tolgoi LLC (formerly known as Ivanhoe Mines Mongolia Inc. XXK), (collectively, “Ivanhoe Mines”). The Earn-in Agreement provided that Ivanhoe Mines would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in mineral exploration and, if warranted, development and mining project on a portion of the Lookout Hill property (the “Joint Venture Property”).

As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on the Joint Venture Property and in accordance with the Earn-In Agreement, the Company and Ivanhoe Mines formed a joint venture on terms annexed to the Earn-In Agreement.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Expressed in United States dollars)

6.	MINERAL PROPERTY INTERESTS (cont’d…)

As of March 31, 2010, the joint venture had expended approximately $2.6 million (March 31, 2009 - $1.9 million) in mineral property interests to advance the project. Under the terms of the Earn-in Agreement, Ivanhoe Mines advanced to the Company the required cash participation amount charging interest at prime plus 2% (Note 7).

Manlai

The Manlai exploration licence was issued March 9, 2001 and returned to the Mongolian government in January 2010.

Empirical

In July 2007, the Company entered into an agreement with Empirical Discovery, LLC (“Empirical”) to explore for and develop certain mineral targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, the Company has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of $1.9 million and issuing 300,000 shares within 5 years of acceptance of the agreement.  If the Company exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR (net smelter return) royalty, half of which may be purchased for $2 million. Per the terms of the agreement, the Company issued 15,000 shares in August 2007, 20,000 shares in August 2008, and 35,000 shares in August 2009.

Lordsburg

The Lordsburg project is one of the targets advanced under the 2007 Empirical agreement. The Company determined that based on favourable preliminary results this project warranted significant exploration.

Bisbee

In January 2008, the Company entered into a second agreement with Empirical whereby the Company has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of TSX acceptance of the agreement (February 13, 2008).  If the Company exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million. Upon entering this agreement, the Company issued 10,000 shares to Empirical as per the terms of the agreement. Under the terms of the agreement, a further 20,000 shares were issued to Empirical in February 2009 and another 30,000 shares in February 2010.

Huaixi

In November 2007, the Company entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective contiguous exploration licences in Pingyang County, Zhejiang Province, People’s Republic of China.  The Company has agreed to spend $3 million to fund exploration activities on the licences over a four year period in order to earn a 78% interest while the Zhejiang No. 11 Geological Brigade would then hold a 22% interest.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Expressed in United States dollars)

6.	MINERAL PROPERTY INTERESTS (cont’d…)

Blackjack

In July 2009, the Company entered into an agreement with HoneyBadger Exploration Inc. (“HoneyBadger”) whereby the Company may acquire up to an 80% interest in a portion of the Yerington West Project, known as the Blackjack Property.  The Company may exercise its first option to acquire 51% after incurring minimum expenditures of $900,000 in the first year of exploration and issuing 37,500 shares and reimbursing HoneyBadger for up to $206,250 of expenditures previously incurred on the property.  The Company may increase its interest by a further 29% (to 80% in total) by making payments of $375,000 and issuing 375,000 shares within 3 years.  In August 2009, the Company issued 37,500 shares to HoneyBadger per the terms of the agreement. The Company has committed to carry HoneyBadger through the completion of 10,000 metres of drilling, including any done within the first year.

Roulette

In September, 2009, the Company entered into an agreement with Bronco Creek Exploration Inc. (“Bronco Creek”) to acquire an 80% interest in the Roulette Property which adjoins and is directly south of the Blackjack Property currently under option with HoneyBadger. Under the terms of the agreement, the Company may acquire an 80% interest in the Roulette Property by incurring expenditures of $1,000,000, making cash payments of $140,000 and issuing 85,000 shares within three years.  The minimum expenditure required in Year 1 is $300,000, along with cash payments totalling $90,000 and issuance of 72,500 shares. Per the terms of the agreement, the Company issued 50,000 shares in November 2009 and made payments totalling $40,000.

Crystal

In September 2009, the Company reached an agreement with Taiga Consultants Ltd. to acquire the Crystal Property. The Company may acquire a 100% interest, subject to a 1% NSR royalty, in the Crystal Property after completing C$500,000 in exploration expenditures and issuing 100,000 shares. One half of the NSR can be purchased by the Company for C$500,000.

The capitalized mineral property acquisition costs for the Empirical, Bisbee, Blackjack and Roulette properties for the three months ended March 31, 2010 was $82,391 (December 31, 2009 - $292,608). The total capitalized mineral property acquisition costs to March 31, 2010 were $374,999.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Expressed in United States dollars)

6.	MINERAL PROPERTY INTERESTS (cont’d…)

Mineral property interest costs expensed are summarized as follows:

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009	Inception (July 19,1995) - March 31,2010

MONGOLIA
Lookout Hill	570,839	1,251,985	41,099,073
Manlai	-	6,520	4,308,930
Total Mongolia	570,839	1,258,505	45,408,003

CHINA
Huaixi	185,824	147,018	1,968,372
Total China	185,824	147,018	1,968,372

USA
Lordsburg	50,669	484,511	2,816,640
Empirical	16,517	28,478	1,897,898
Bisbee	107,614	72,439	445,477
Blackjack	50,946	-	526,363
Roulette	16,197	-	68,558
Total USA	241,943	585,428	5,754,936

OTHER	109,758	24,646	2,826,639

Total all locations	$1,108,364	$2,015,597	$55,957,950

7.	LOANS PAYABLE

Under the terms of the Earn-In Agreement (Note 6), Ivanhoe Mines will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to Ivanhoe Mines’ actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the joint venture. In the absence of available cash flow, the loans will not be repayable. The loans are unsecured and the Company will use the proceeds of the loans only to meet its obligations under the joint venture. The loans are not expected to be repaid within one year.

8.	COMMON STOCK

Share issuances

In February 2010, the Company issued 30,000 shares at a fair value of $82,391 to Empirical pursuant to the January 2008 mineral property option agreement (Note 6).

During the three months ended March 31, 2010, the Company issued 392,968 common shares for cash proceeds of $609,976 on the exercise of stock options. The fair value recorded when the options were granted of $324,232 has been transferred from additional paid-in capital to common stock on the exercise of the options.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Expressed in United States dollars)

8.	COMMON STOCK (cont'd…)

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants.  Under the Plan, as amended in May 2008, the Company may grant options to acquire up to 12,200,000 common shares of the Company.  Options granted can have a term up to ten years and an exercise price typically not less than the Company's closing stock price at the date of grant.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (C$)
Balance at December 31, 2008	10,651,800	1.65
Granted	3,622,500	1.97
Exercised	(2,355,948)	1.23
Cancelled	(289,552)	1.15
Expired	(721,000)	1.60
Balance at December 31, 2009	10,907,800	1.86
Exercised	(392,968)	1.58
Balance at March 31, 2010	10,514,832	1.87

There were no stock options granted during the three months ended March 31, 2010. The weighted average fair value per stock option granted during the three months ended March 31, 2009 was C$0.88.  The number of stock options exercisable at March 31, 2010 was 10,514,832.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Expressed in United States dollars)

8.           COMMON STOCK (cont'd…)

Stock options (cont'd…)

At March 31, 2010, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

10,000	2.00	9,200	April 3, 2010	10,000	9,200
30,000	1.48	43,200	May 24, 2010	30,000	43,200
1,949,032	1.75	2,280,367	June 9, 2010	1,949,032	2,280,367
25,000	1.66	31,500	August 25, 2010	25,000	31,500
100,000	1.80	112,000	January 23, 2011	100,000	112,000
100,000	2.20	72,000	February 8, 2011	100,000	72,000
20,000	2.34	11,600	March 28, 2011	20,000	11,600
857,300	1.32	1,371,680	July 10, 2011	857,300	1,371,680
50,000	1.77	57,500	January 22, 2012	50,000	57,500
200,000	2.16	152,000	April 5, 2012	200,000	152,000
500,000	2.06	430,000	May 16, 2012	500,000	430,000
479,500	2.30	297,290	May 31, 2012	479,500	297,290
5,000	2.58	1,700	January 9, 2013	5,000	1,700
1,487,000	2.00	1,368,040	April 3, 2013	1,487,000	1,368,040
12,500	1.55	17,125	May 21, 2013	12,500	17,125
125,000	2.02	112,500	July 17, 2013	125,000	112,500
1,156,500	1.55	1,584,405	September 17, 2013	1,156,500	1,584,405
1,565,500	1.32	2,504,800	February 12, 2014	1,565,500	2,504,800
1,842,500	2.60	589,600	December 22, 2014	1,842,500	589,600
10,514,832		$ 11,046,507		10,514,832	$ 11,046,507

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$2.92 per share as of March 31, 2010, which would have been received by the option holders had all options holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of March 31, 2010 was 10,514,832. The total intrinsic value of options exercised during the three months ended March 31, 2010 was $527,973 (March 31, 2009 - $Nil).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Expressed in United States dollars)

8.	COMMON STOCK (cont'd…)

Stock options (cont'd…)

The following table summarizes information regarding the non-vested stock purchase options outstanding as of March 31, 2010.

	Number of Options	Weight Average Grant-Date Fair Value (C$)
Non-vested options at December 31, 2008	166,667	1.43
Vested	(166,667)	-
Non-vested options at December 31, 2009	-	-
Non-vested options at March 31, 2010	-	-

Stock-based compensation

No stock options were granted during the three months ended March 31, 2010. The fair value of stock options granted during the three months ended March 31, 2009 was $1,250,242 which was fully recognized upon grant. Stock-based compensation recognized during the three months ended March 31, 2010 was Nil (March 31, 2009 - $1,301,221) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009	Cumulative to March 31, 2010
Consulting fees	$-	$-	$1,794,562
Legal	-	-	287,931
Management fees	-	1,075,289	8,131,956
Mineral property interests	-	160,271	3,235,267
Office and administration	-	21,891	3,153,783
Stockholder communications and investor relations	-	43,770	1,053,377
	$-	$1,301,221	$17,656,876

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Expressed in United States dollars)

8.	COMMON STOCK (cont'd…)

Stock-based compensation (cont'd…)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009

Risk-free interest rate	-	1.95%
Expected life of options (years)	-	5.00
Annualized volatility	-	81.00%
Dividend rate	-	0.00%

9.	SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	March 31, 2010	December 31, 2009

Identifiable assets
Canada	$43,588,843	$44,269,665
Mongolia	978,908	906,485
USA	675,535	583,461
China	20,622	44,509
	$45,263,909	$45,804,120

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Expressed in United States dollars)

9.	SEGMENT INFORMATION (cont'd…)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009

Loss for the period
Canada	$(1,176,056)	$(1,690,288)
Mongolia	(619,052)	(1,298,725)
USA	(277,100)	(586,759)
China	(83,956)	(139,947)
	$(2,156,164)	$(3,715,719)

10.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, investments, accounts payable and accrued liabilities and loans payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, except as noted below.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.  The Company does not use derivative instruments to reduce this currency risk.

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 —Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2010, the Company had one Level 3 financial instrument with a fair value of $2,358,123. (Note 4)

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Expressed in United States dollars)

10.	FINANCIAL INSTRUMENTS (cont'd…)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance, December 31, 2009	2,166,597
Total unrealized gain	121,338
Total foreign exchange gain	70,188
Ending Balance, March 31, 2010	$2,358,123

11.           SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the three months ended March 31, 2010 consisted of the following items:

•
issuance of 30,000 common shares (March 31, 2009 - 20,000) in payment of mineral property acquisitions valued at $82,391 (March 31, 2009 - $22,515) which has been capitalized as mineral property interests,

•	accounts payable of $151,965 (March 31, 2009 - Nil) relating to deferred acquisition costs associated with PacMag Metals Limited (“PacMag”) (Note 13),

•	funding by Ivanhoe Mines of the Company’s investment requirement for the Ivanhoe-Entree joint venture of $16,377.

Cash and cash equivalents consisted of cash of $39,326,284 (March 31, 2009 - $2,499,860) and short-term investments of $Nil (March 31, 2009 - $38,524,554).

12.           COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2010	101,644
2011	37,112
$138,756

13.           SUBSEQUENT EVENTS AND PROPOSED TRANSACTION

Subsequent to March 31, 2010, the Company issued 458,332 common shares for proceeds of C$828,656 on the exercise of stock options

On November 29, 2009 the Company announced that it had entered into a Scheme Implementation Agreement with PacMag to implement Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag.

The aggregate consideration payable by the Company for all of the PacMag shares and options will be approximately 15 million shares and C$6,343,500.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Expressed in United States dollars)

13.           SUBSEQUENT EVENTS AND PROPOSED TRANSACTION (cont'd…)

Closing of the Schemes of Arrangement are subject to a number of customary conditions, including an independent expert’s report concluding that the Share Scheme is in the best interest of PacMag shareholders and that the Option Scheme is in the best interests of Scheme Optionholders, receipt of required approval from regulators and Australian court approvals, as well as approval by PacMag shareholders of the Share Scheme and PacMag optionholders of the Option Scheme.  The Scheme Implementation Agreement also contains provision for payment by either party to the other party in certain circumstances of a break fee of C$350,000.  The Scheme Implementation Agreement also provides that the maximum liability of either party to the other party in connection with the Scheme Implementation Agreement is C$350,000.

As at March 31, 2010, the Company had deferred costs of $669,462 related to the proposed acquisition.

The Company has evaluated subsequent events from the date of these financial statements through May 6, 2010, the date the consolidated financial statements were issued.